 PHILIP MORRIS INTERNATIONAL



Schedule 1

PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Condensed Statements of Earnings

For the Quarters Ended June 30,

(in millions, except per share data)

(Unaudited)

		2008		2007	% Change
Net revenues	$	**16,703** $		**13,948**	**19.8 %**
Cost of sales		2,462		2,244	9.7 %
Excise taxes on products (*)		9,994		8,113	23.2 %
Gross profit		4,247		3,591	18.3 %
Marketing, administration and research costs		1,553		1,275	
Asset impairment and exit costs		48		76	
Operating companies income		**2,646**		**2,240**	**18.1 %**
Amortization of intangibles		7		6	
General corporate expenses		31		17	
Operating income		**2,608**		**2,217**	**17.6 %**
Interest expense, net		61		3	
Earnings before income taxes and minority interest		2,547		2,214	15.0 %
Provision for income taxes		790		668	18.3 %
Earnings before minority interest		1,757		1,546	13.6 %
Minority interest in earnings, net of income taxes		65		63	
Net earnings	$	**1,692** $		**1,483**	**14.1 %**
Per share data:					
Basic earnings per share	$	**0.81** $		**0.70**	**15.7 %**
Diluted earnings per share	$	**0.80** $		**0.70**	**14.3 %**
Weighted average number of					
shares outstanding - Basic (**)		2,095		2,109	(0.7)%
- Diluted (**)		2,108		2,109	- %

(*) The segment detail of excise taxes on products sold for the quarters ended June 30, 2008
and 2007 is shown on Schedule 2.

(**) For the quarter ended June 30, 2007, basic and diluted earnings per share are calculated
based on the number of our shares distributed by Altria on the Distribution Date.









Schedule 2

PHILIP MORRIS INTERNATIONAL INC.
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended June 30,
(in millions)
(Unaudited)

	Net Revenues				
	European Union	**EEMA**	**Asia**	**Latin America**	**Total**
2008	$ 8,279	$ 3,802	$ 3,170	$ 1,452	$ 16,703
2007	6,867	3,103	2,787	1,191	13,948
% Change	20.6%	22.5%	13.7%	21.9%	19.8%
Reconciliation:					
For the quarter ended June 30, 2007	**$ 6,867**	**$ 3,103**	**$ 2,787**	**$ 1,191**	**$ 13,948**
Acquired businesses	-	-	-	-	-
Currency	1,275	303	158	71	1,807
Operations	137	396	225	190	948
For the quarter ended June 30, 2008	**$ 8,279**	**$ 3,802**	**$ 3,170**	**$ 1,452**	**$ 16,703**
(*) The detail of excise taxes on products sold is as follows:					
2008	$ 5,635	$ 1,869	$ 1,566	$ 924	$ 9,994
2007	$ 4,568	$ 1,472	$ 1,346	$ 727	$ 8,113
2008 Currency increased excise taxes as follows:	$ 891	$ 168	$ 66	$ 44	$ 1,169







Schedule 3

PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Selected Financial Data by Business Segment

For the Quarters Ended June 30,

(in millions)

(Unaudited)

	Operating Companies Income				
	European Union	**EEMA**	**Asia**	**Latin America**	**Total**
2008	$ 1,287	$ 813	$ 523	$ 23	$ 2,646
2007	1,075	634	429	102	2,240
% Change	19.7%	28.2%	21.9%	(77.5)%	18.1%
Reconciliation:					
For the quarter ended June 30, 2007	**$ 1,075**	**$ 634**	**$ 429**	**$ 102**	**$ 2,240**
Asset impairment and exit costs - 2007	59	-	6	11	76
Asset impairment and exit costs - 2008	(48)	-	-	-	(48)
Equity loss from RBH legal settlement - 2008	-	-	-	(124)	(124)
Acquired businesses	-	-	-	13	13
Currency	210	34	29	4	277
Operations	(9)	145	59	17	212
For the quarter ended June 30, 2008	**$ 1,287**	**$ 813**	**$ 523**	**$ 23**	**$ 2,646**




PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Condensed Statements of Earnings

For the Six Months Ended June 30,

(in millions, except per share data)

(Unaudited)

	2008	2007	% Change
Net revenues	$ 32,302 $	27,216	18.7 %
Cost of sales	4,761	4,365	9.1 %
Excise taxes on products (*)	19,263	15,832	21.7 %
Gross profit	8,278	7,019	17.9 %
Marketing, administration and research costs	2,724	2,487	
Asset impairment and exit costs	71	138	
Operating companies income	5,483	4,394	24.8 %
Amortization of intangibles	16	12	
General corporate expenses	44	34	
Operating income	5,423	4,348	24.7 %
Interest expense, net	136	13	
Earnings before income taxes and minority interest	5,287	4,335	22.0 %
Provision for income taxes	1,601	1,286	24.5 %
Earnings before minority interest	3,686	3,049	20.9 %
Minority interest in earnings, net of income taxes	127	121	
Net earnings	$ 3,559 $	2,928	21.6 %
Per share data: (**)			
Basic earnings per share	$ 1.69 $	1.39	21.6 %
Diluted earnings per share	$ 1.69 $	1.39	21.6 %
Weighted average number of			
shares outstanding - Basic (***)	2,101	2,109	(0.4)%
- Diluted (***)	2,108	2,109	- %

(*)   The segment detail of excise taxes on products sold for the six months ended June 30, 2008
         and 2007 is shown on Schedule 5.

(**)   Basic and diluted earnings per share are computed for each of the periods presented. Accordingly,
         the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.

(***) For the six months ended June 30, 2007, basic and diluted earnings per share are calculated
          based on the number of our shares distributed by Altria on the Distribution Date.





PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Selected Financial Data by Business Segment

For the Six Months Ended June 30,

(in millions)

(Unaudited)

		Net Revenues			
	European Union	**EEMA**	**Asia**	**Latin America**	**Total**
2008	$ 15,737 $	7,414 $	6,292 $	2,859 $	32,302
2007	13,421	5,893	5,537	2,365	27,216
% Change	17.3%	25.8%	13.6%	20.9%	18.7%
Reconciliation:					
For the six months ended June 30, 2007	$ 13,421 $	5,893 $	5,537 $	2,365 $	27,216
Acquired businesses	-	-	88	-	88
Currency	2,134	674	292	116	3,216
Operations	182	847	375	378	1,782
For the six months ended June 30, 2008	$ 15,737 $	7,414 $	6,292 $	2,859 $	32,302
(*) The detail of excise taxes on products sold is as follows:					
2008	$ 10,656 $	3,654 $	3,137 $	1,816 $	19,263
2007	$ 8,957 $	2,750 $	2,689 $	1,436 $	15,832
2008 Currency increased excise taxes as follows:	$ 1,482 $	403 $	140 $	71 $	2,096







Schedule 6

PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Selected Financial Data by Business Segment

For the Six Months Ended June 30,

(in millions)

(Unaudited)

	European Union	EEMA	Asia	Latin America	Total
	Operating Companies Income				
2008	$ 2,596 $	1,605 $	1,107 $	175 $	5,483
2007	2,105	1,201	898	190	4,394
% Change	23.3%	33.6%	23.3%	(7.9)%	24.8%
Reconciliation:					
For the six months ended June 30, 2007	$ 2,105 $	1,201 $	898 $	190 $	4,394
Asset impairment and exit costs - 2007	88	12	20	18	138
Asset impairment and exit costs - 2008	(56)	(1)	(14)	-	(71)
Equity loss from RBH legal settlement - 2008	-	-	-	(124)	(124)
Acquired businesses	-	-	5	26	31
Currency	388	80	57	7	532
Operations	71	313	141	58	583
For the six months ended June 30, 2008	$ 2,596 $	1,605 $	1,107 $	175 $	5,483



PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Net Earnings and Diluted Earnings Per Share

For the Quarters Ended June 30,

($ in millions, except per share data)

(Unaudited)

	Net Earnings		Diluted E.P.S.	
2008 Net Earnings	$	1,692	$	0.80
2007 Net Earnings	$	1,483	$	0.70
% Change		14.1 %		14.3 %
Reconciliation:				
2007 Net Earnings	$	1,483	$	0.70
Special Items:				
2007 Asset impairment and exit costs		55		0.03
2008 Asset impairment and exit costs		(27)		(0.01)
2008 Equity loss from RBH legal settlement		(124)		(0.06)
Currency		206		0.10
Interest		(38)		(0.02)
Change in tax rate		7		-
Operations		130		0.06
2008 Net Earnings	$	1,692	$	0.80





PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Net Earnings and Diluted Earnings Per Share

For the Six Months Ended June 30,

($ in millions, except per share data)

(Unaudited)

	Net Earnings		Diluted E.P.S. (*)	
2008 Net Earnings	$	3,559	$	1.69
2007 Net Earnings	$	2,928	$	1.39
% Change		21.6 %		21.6 %
Reconciliation:				
2007 Net Earnings	$	**2,928**	$	**1.39**
Special Items:				
2007 Asset impairment and exit costs		100		0.05
2008 Asset impairment and exit costs		(46)		(0.02)
2008 Equity loss from RBH legal settlement		(124)		(0.06)
Currency		395		0.19
Interest		(82)		(0.04)
Change in tax rate		(3)		-
Operations		391		0.18
2008 Net Earnings	$	**3,559**	$	**1.69**

(*) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly,

the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.







PHILIP MORRIS INTERNATIONAL INC.

and Subsidiaries

Condensed Balance Sheets

(in millions, except ratios)

(Unaudited)

	June 30, 2008	December 31, 2007
Assets		
Cash and cash equivalents	$ 3,028	$ 1,656
All other current assets	12,722	13,396
Property, plant and equipment, net	7,044	6,435
Goodwill	8,399	7,925
Other intangible assets, net	2,301	1,906
Other assets	824	725
Total assets	$ 34,318	$ 32,043
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 1,944	$ 638
Current portion of long-term debt	108	91
All other current liabilities	9,386	7,822
Long-term debt	6,271	5,578
Deferred income taxes	1,279	1,240
Other long-term liabilities	1,463	1,273
Total liabilities	20,451	16,642
Total stockholders' equity	13,867	15,401
Total liabilities and stockholders' equity	$ 34,318	$ 32,043
Total debt	$ 8,323	$ 6,307
Total debt/equity ratio	0.60	0.41



 PHILIP MORRIS INTERNATIONAL



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XBRL report	pm-20080630.xml
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